SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)1

Pitney Bowes Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

724479100

(CUSIP Number)

KURTIS J. WOLF HESTIA CAPITAL MANAGEMENT, LLC 175 Brickyard Road, Suite 200 Adams Township, Pennsylvania 16046

(724) 687-7842

With copies to:

SEBASTIAN ALSHEIMER WILSON SONSINI GOODRICH & ROSATI 1301 Avenue of the Americas New York, New York 10019 (212) 999-5800	ANDREW FREEDMAN OLSHAN FROME WOLOSKY LLP 1325 Avenue of the Americas New York, New York 10019 (212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. (Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,525,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,525,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,525,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HELIOS I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,425,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,425,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,950,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,950,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,628,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,628,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,628,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

KURTIS J. WOLF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,628,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,628,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,628,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

TODD A. EVERETT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,471
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,471
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

CARL J. GRASSI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		40,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

40,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

LANCE E. ROSENZWEIG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

MILENA ALBERTI-PEREZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

KATIE A. MAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,300
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,300
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

KENNETH T. MCBRIDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 724479100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by each of Hestia Capital, Helios and held in the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 4,525,000 Shares directly owned by Hestia Capital is approximately $20,081,789, including brokerage commissions. The aggregate purchase price of the 9,425,000 Shares directly owned by Helios is approximately $31,225,273, including brokerage commissions. The aggregate purchase price of the 678,500 Shares held in the SMAs is approximately $2,822,574, including brokerage commissions.

The Shares directly owned by each of Messrs. Everett, Grassi, McBride and Rosenzweig and Mses. Alberti-Perez and May were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 500 Shares directly owned by Ms. Alberti-Perez is approximately $2,155, excluding brokerage commissions. The aggregate purchase price of the 10,471 Shares directly owned by Mr. Everett is approximately $79,196, excluding brokerage commissions. The aggregate purchase price of the 40,000 Shares beneficially owned by Mr. Grassi is approximately $167,323, excluding brokerage commissions. The aggregate purchase price of the 2,300 Shares directly owned by Ms. May is approximately $9,568, excluding brokerage commissions. The aggregate purchase price of the 100 Shares directly owned by Mr. McBride is approximately $446, excluding brokerage commissions. The aggregate purchase price of the 10,000 Shares directly owned by Mr. Rosenzweig is approximately $45,590, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 174,184,551 shares outstanding as of January 31, 2023 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 17, 2023.

A.	Hestia Capital

(a)	As of the close of business on March 1, 2023, Hestia Capital directly owned 4,525,000 Shares.

Percentage: 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,525,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,525,000

(c)	The transactions in the Shares by Hestia Capital since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Helios

(a)	As of the close of business on March 1, 2023, Helios directly owned 9,425,000 Shares.

Percentage: Approximately 5.4%

CUSIP No. 724479100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,425,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,425,000

(c)	The transactions in the Shares by Helios since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Hestia Partners GP

(a)	As the general partner of each of Hestia Capital and Helios, Hestia Partners GP may be deemed the beneficial owner of the (i) 4,525,000 Shares directly owned by Hestia Capital and the (ii) 9,425,000 Shares directly owned by Helios.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,950,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,950,000

(c)	Hestia Partners GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Hestia Capital and Helios since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Hestia LLC

(a)	As of the close of business on March 1, 2023, 678,500 Shares were held in SMAs. As the investment manager of each of Hestia Capital, Helios and the SMAs, Hestia LLC may be deemed the beneficial owner of the (i) 4,525,000 Shares directly owned by Hestia Capital, (ii) 9,425,000 Shares directly owned by Helios and (iii) 678,500 Shares held in the SMAs.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,628,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,628,500

(c)	Hestia LLC has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Hestia Capital, Helios and the SMAs since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Kurtis J. Wolf

(a)	As the managing member of each of Hestia Partners GP and Hestia LLC, Mr. Wolf may be deemed the beneficial owner of the (i) 4,525,000 Shares directly owned by Hestia Capital, (ii) 9,425,000 Shares directly owned by Helios and (iii) 678,500 Shares held in SMAs.

Percentage: Approximately 8.4%

CUSIP No. 724479100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,628,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,628,500

(c)	Mr. Wolf has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Hestia Capital, Helios and the SMAs since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Todd A. Everett

(a)	As of the close of business on March 1, 2023, Mr. Everett directly owned 10,471 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,471
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,471
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Everett since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

G.	Carl J. Grassi

(a)	As of the close of business on March 1, 2023, Mr. Grassi beneficially owned 40,000 Shares, which are held in a trust.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 40,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 40,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Grassi since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

H.	Lance E. Rosenzweig

(a)	As of the close of business on March 1, 2023, Mr. Rosenzweig directly owned 10,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Rosenzweig has not entered into any transactions in the Shares since the filing of Amendment No. 2.

CUSIP No. 724479100

I.	Milena Alberti-Perez

(a)	As of the close of business on March 1, 2023, Ms. Alberti-Perez directly owned 500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 500 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 500 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Ms. Alberti-Perez since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

J.	Katie A. May

(a)	As of the close of business on March 1, 2023, Ms. May directly owned 2,300 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,300 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,300 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Ms. May since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

K.	Kenneth T. McBride

(a)	As of the close of business on March 1, 2023, Mr. McBride directly owned 100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 100 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. McBride since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 724479100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2023

Hestia Capital Partners, LP

By:	Hestia Capital Management, LLC, its Investment Manager

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Helios I, LP

By:	Hestia Capital Management, LLC, its Investment Manager

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Hestia Capital Partners GP, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Hestia Capital Management, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

/s/ Kurtis J. Wolf
Kurtis J. Wolf Individually and as attorney-in-fact for Todd A. Everett, Carl J. Grassi, Lance E. Rosenzweig, Milena Alberti-Perez, Katie A. May and Kenneth T. McBride

CUSIP No. 724479100

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase

HESTIA CAPITAL PARTNERS, LP

Purchase of Common Stock	36,631	4.2489	02/17/2023
Purchase of Common Stock	200,578	4.1358	02/21/2023
Purchase of Common Stock	264,012	4.1549	02/22/2023
Purchase of Common Stock	79,798	4.1362	02/23/2023
Purchase of Common Stock	433,981	4.2800	02/24/2023

HELIOS I, LP

Purchase of Common Stock	7,326	4.2489	02/17/2023
Purchase of Common Stock	40,116	4.1358	02/21/2023
Purchase of Common Stock	52,802	4.1549	02/22/2023
Purchase of Common Stock	15,960	4.1362	02/23/2023
Purchase of Common Stock	112,748	4.2800	02/24/2023
Purchase of Common Stock	654,048	4.5450	03/01/2023

Hestia Capital Management, LLC

(through the Separately Managed Accounts)

Purchase of Common Stock	5,495	4.2489	02/17/2023
Purchase of Common Stock	30,086	4.1358	02/21/2023
Purchase of Common Stock	39,603	4.1549	02/22/2023
Purchase of Common Stock	11,969	4.1362	02/23/2023
Purchase of Common Stock	68,347	4.2800	02/24/2023

MILENA ALBERTI-PEREZ

Purchase of Common Stock	500	4.3100	02/15/2023

TODD A. EVERETT

Purchase of Common Stock	700	4.1400	02/17/2023

CARL J. GRASSI

Purchase of Common Stock	10,000	4.1668	02/09/2023
Purchase of Common Stock	5,000	4.2391	02/10/2023

KATIE A. MAY

Purchase of Common Stock	2,300	4.1600	02/16/2023

KENNETH T. MCBRIDE

Purchase of Common Stock	100	4.4586	03/01/2023